[Letterhead of Kirkpatrick & Lockhart Preston Gates Ellis LLP]

April 27, 2007

VIA EDGAR

Ms. Melissa Duru
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	China-Biotics, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed March 16, 2007
File No. 333-132670

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of China-Biotics to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings set forth in the Staff’s letters dated April 4, 2007. In connection therewith, the Company is hereby filing Amendment No. 4 to Form SB-2 (File No. 333-132670) (the “Amendment”). For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

General

1.	Comment:
We have given further consideration to your responses to our inquiries regarding your accounting for the transaction between SGI and Shining as a purchase of entities under common control in which historical carry-over basis was used to account for the transaction. We note from your response to prior comment number 14 that you are able to demonstrate that common control between these entities was established as early as October 2005. However, you have not been able to establish that these two entities were under common control on august 1, 2005, the date in which SGI entered into an agreement to acquire 100% equity in Shining. We believe that the transaction should be accounted for using the purchase method of accounting following the guidance in FAS 141 beginning on the date in which the key terms of the agreement were established. We believe this view is supported by analogy to paragraph 4 of EITF 99-12, which states that “the date of the measurement of the value of the acquirer’s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. Task Force members observed that the reasonable period of time referred to in paragraph 74 of Opinion 16 [paragraph 48 of FAS 141] is intended to be very short, such as a few days before and after the acquisition is agreed to and announced.” As such, we are unable to agree with your conclusion that the transaction should be recognized once Shining obtained a business license from the Chinese government in December 2005. In this regard, we continue to believe that this transaction was between two unrelated parties on August 11, 2005 as you have indicated in your response. This is further supported by your disclosure on page F-18 that this agreement, dated August 11, 2005, included cash consideration of $2.27 million and was between “the Original Shining equity Holders and the third party.” Please revise the accounting for this transaction to the purchase method in accordance with the facts and circumstances surrounding the terms of the agreement or provide additional support for your accounting treatment.

Response:	The Company respectfully notes the Staff’s comment, and provides the following further response.

Even if the transaction between Shanghai Shining (“Shining”) and Sinosmart Group Inc. (“SGI”) is considered to be a purchase transaction as the Staff suggests, it would be treated as a reverse merger with Shining deemed to be the accounting acquirer, as the shareholders of Shining obtained a controlling interest in SGI. The reverse merger is treated as a recapitalization as SGI as it did not have any substantive operations since its inception. The principal activity of SGI is investment holding. The history of the ownership of the companies is as follows:

In February 2004, SGI was formed with the following shareholders:

S Jinan  50.5%
Y. Li                 29.5%
H. Weida          15%
Y. Yihong         5%

Each shareholder paid $1 per share and there were 1,000 shares issued.

The ownership of Shining was identical to the ownership of SGI at inception and through the acquisition of Shining by SGI.

In March 2005, the owners of SGI listed above transferred their ownership in SGI to K. Kwok, with the result that K. Kwok owned 100% of SGI. The sale price was $1 per share for a total price of $1,000.

On August 11, 2005, S. Jinan, Y. Li, H. Weida and Y. Yihong transferred their shares of Shining to SGI in exchange for cash of $2.27 million and the right to purchase 9,000 shares of SGI at $1 per share (the same price as in the original share transaction).

In October 2005, S. Jinan, Y. Li, H. Weida and Y. Yihong exercised their option to purchase 9,000 shares of SGI for $9,000. After this transaction was consummated, these shareholders owned 90% of the outstanding shares of SGI, and K. Kwok owned 10%. From the date of the sale of the 1,000 shares of SGI to K. Kwok, the shareholders of Shining had the right to obtain a majority ownership in SGI. The transaction was therefore recorded as a reverse merger. The cash consideration of $2.27 million, which was financed by the convertible bond, was treated as a dividend since Shining is treated as the accounting acquirer and cash paid to its shareholders would be treated as dividends.

The Company therefore submits that, even if the accounting treatment for this transaction is the purchase method, it would not result in financial statements that are different than those the Company has provided.

2.	Comment:	We note your response and supplemental information provided in response to prior comment 8 of our letter dated December 1, 2006. We reissue the comment. Your response fails to show that your costs are lower than those of your competitors. Please provide us with supplemental objective support for the assertions relating to you comparative lower cost or remove the statements.

Response:	The Company has removed these statements from the Amendment.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 13

General, page 13

3.	Comment:
We refer you to disclosure on page 14 in which you state that based on “informal discussions with officials from the Ministry of Health, [you] expect that it will become mandatory for baby milk powders produced in China to have probiotics.” Please advise us of whether the Chinese government, and specifically, the Ministry of Health, has formally adopted a policy with respect to the use of mandatory probiotics for use in the production of infant formula. If no such policy has officially been adopted, please remove this statement wherever it appears. Alternatively, you may provide us with objective evidence supportive of your beliefs regarding the official position of the Chinese government with respect to baby milk formula.

Response:	Set forth below is an English translation of a newspaper clipping from March 29, 2007 (original in Chinese), in which the officer of China’s Nutrition Development Centre of National Development and Reform Commission in the Public Nutrition Improvement Report Conference released a message relating to probiotics as an additive to food and beverage (Chinese version of this article is available at: http://www.chinafoods.cn/news/gutTrain.aspx?newsID=68096). The Company has amended the disclosure on pages 14, 32 and 33 of the Amendment to reflect the statements in this article.

Probiotics as an additive to food and beverage.

After the addition of iodine to salt, iron to soy sauce, vitamin A to edible oil, and vitamin B1 to flour, effective 1st April 2007, probiotics will be added to several types of food, such as diary products, infant food, beverage, confection, bakery product, and snacks etc. for the Public Nutrition Improvement Projects in China. This information was released in the Public Nutrition Improvement Report Conference on 28th March 2007 in Shanghai.

Yu Xiaodong, the officer of the Nutrition Development Centre of National Development and Reform Commission, introduced that malnutrition, in particular excessive nutrition and abuse of antibiotics, has been gradually becoming a threat to the public health. A recent poll of 3,000 residents in Beijing and Shanghai, revealed that 75% of respondents are showing symptoms such as abnormal cholesterol, elevated blood sugar level, impaired immunity, constipation, insomnia, and dizziness. One of the significant reasons is general lack of probiotics in their dietary behavior.

According to the experts, food for instance grain and carrot, which contains natural probiotics will be lost during the refining process. As a result, the Ministry of Health has set up a plan to add probiotics in the food. From 1st April 2007, probiotics will gradually be added to other types of food products in the future. (Reported by Guorong Zhu)

4.	Comment:
We note disclosure about the possible “first-mover advantage” the company hopes to obtain in its entry into the bulk additive market. If any potential competitors have announced or otherwise evidenced their intention to enter the bulk-additive market in China, revise to provide more complete disclosure in that regard.

Response:	To the best of the Company’s knowledge and belief, there are no potential competitors that have announced or otherwise evidenced their intention to enter the bulk-additive market in China.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Sincerely,

/s/ Eric Simonson
Eric Simonson

cc: Mr. Song Jinan, China-Biotics, Inc.